SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

                           Or

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ___________________

         Commission File Number 0-15083



                   The South Financial Group, Inc. 401(k) Plan
            --------------------------------------------------------
                            (Full title of the plan)


                         The South Financial Group, Inc.
                              102 South Main Street
                              Greenville, SC, 29601
            --------------------------------------------------------
             (Name of Issuer of the securities held pursuant to the
               plan and address of its principal executive office)

         (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


                                                                                                                    Page
                                                                                                                    ----

Independent Registered Public Accounting Firm's Report                                                               F-1
Financial Statements:
         Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                            F-2
         Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004
             and 2003                                                                                                F-3
Notes to Financial Statements                                                                                        F-4
Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                         F-10



The following Exhibits are filed as part of this Annual Report on Form 11-K:

         Exhibit Index                                                                                               B-1
         Exhibit 23        Consent of Independent Registered Public Accounting Firm                                  B-2


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   The South Financial Group, Inc. 401(k) Plan
                                   ---------------------------------------------
                                   (Name of Plan)


Date:  July 14, 2005          By:   /s/ David Bell
                                    --------------------------------------------
                                    Director of Compensation - Benefits
                                    Plan Administrator

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Administrative Committee
The South Financial Group, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
Greenville, South Carolina
June 24, 2005


                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                      Statements of Net Assets Available for Benefits
                                                December 31, 2004 and 2003
                                                                                          2004                  2003
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value                                                    $    64,327,252            46,024,761
     Participants' contributions receivable                                                 10,610               163,037
     Employer contribution receivable                                                      170,498               162,295
     Cash                                                                                  387,042               181,737
                                                                                   -------------------   -------------------
                 Total assets                                                           64,895,402            46,531,830
                                                                                   -------------------   -------------------
Net assets available for benefits                                                  $    64,895,402            46,531,830
                                                                                   ===================   ===================
See accompanying notes to financial statements.


                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                Statements of Changes in Net Assets Available for Benefits
                                          Years ended December 31, 2004 and 2003
                                                                                          2004                  2003
                                                                                   -------------------   -------------------
Additions to net assets attributed to:
     Net realized and unrealized appreciation
        in fair value of investments                                               $     6,033,252             8,117,470
     Interest and dividends                                                              1,249,815               783,927
                                                                                   -------------------   -------------------
                 Total investment income                                                 7,283,067             8,901,397
                                                                                   -------------------   -------------------
     Contributions:
        Employer                                                                         3,998,935             3,162,169
        Participant                                                                      5,937,361             4,550,053
        Rollovers                                                                          650,526               327,579
                                                                                   -------------------   -------------------
                 Total contributions                                                    10,586,822             8,039,801
     Merger of acquired companies' 401(k) plan net assets                                6,999,173             3,358,581
                                                                                   -------------------   -------------------
                 Total additions                                                        24,869,062            20,299,779
                                                                                   -------------------   -------------------
Deductions:
     Administrative fees, net                                                               39,608               123,668
     Distributions to participants                                                       6,465,882             4,261,647
                                                                                   -------------------   -------------------
                 Total deductions                                                        6,505,490             4,385,315
                                                                                   -------------------   -------------------
                 Net increase in net assets                                             18,363,572            15,914,464
Net assets available for benefits at beginning of year                                  46,531,830            30,617,366
                                                                                   -------------------   -------------------
Net assets available for benefits at end of year                                   $    64,895,402            46,531,830
                                                                                   ===================   ===================
See accompanying notes to financial statements.


                   The South Financial Group, Inc. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003



(1) DESCRIPTION OF PLAN

       The following description of The South Financial Group, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

      (A) GENERAL

              The Plan, which was formed in January 1987, is a defined contribution plan with a cash-or-deferred arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It covers all eligible employees of The South Financial Group, Inc. and its subsidiaries (collectively Plan Sponsor, Employer) who are age 18 or older. An employee is eligible to contribute to the Plan upon the date he/she attains 18 years of age, and is eligible to receive the Employer's matching contribution once the service requirement of 1 year (1,000 hours) is met.

      (B) CONTRIBUTIONS

              Each year, participants may defer up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor will contribute a discretionary matching contribution of a percentage of the participants' compensation that a participant contributes to the Plan. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution.

              Upon  enrollment in the Plan, an employee may direct  employee and
              employer   contributions  to  any  of  the  Plan's  fund  options.
              Participants may change their investment options daily.

      (C) FORFEITURES

              At December 31, 2004 and 2003 forfeited non-vested accounts totaled $146,140 and $45,728, respectively. These accounts will be used to pay future administrative expenses or to reduce future employer contributions. In 2004, $228,405 of the forfeited funds were used to pay administrative expenses and $147,796 of the forfeited funds were used to reduce employer contributions.

      (D) PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                                                       Continued

                   The South Financial Group, Inc. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003


      (E) VESTING

              Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of employer contributions plus actual earnings thereon is based upon years of continuous service. A year of service is defined as working a minimum of 1,000 hours in a plan year after reaching age 18. A participant is 100% vested after five years of credited service, according to the following schedule:

                                                   Percent of
                                                 nonforfeitable
                                                    interest
                                                ------------------
                    Years of service:
                       Less than 1                          0%
                       1                                   20%
                       2                                   40%
                       3                                   60%
                       4                                   80%
                       5 or more                          100%


              Notwithstanding   the   aforementioned,   upon   reaching   normal
              retirement age or upon death or disability, participants become 100% vested.

      (F) PARTICIPANT LOANS

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Carolina First Bank (Trustee). Principal and interest are paid ratably through payroll deductions.

      (G) PAYMENT OF BENEFITS

              Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

      (H) PLAN TERMINATION

              Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

      (I) ADMINISTRATIVE EXPENSES

              Expenses incurred by the Plan administrator or the Trustee in the administration of the Plan and the Trust, including agreed upon compensation to the Trustee and all other proper charges and expenses of the Plan administrator, Trustee, and their agents and counsel, were charged against the assets of the Trust, as allowed by the Plan Document (see note 4).

                                                                       Continued

                   The South Financial Group, Inc. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A) BASIS OF PRESENTATION

              The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      (B) INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments in mutual funds are stated at fair value determined by the quoted market prices on the last business day of the plan year. Investments in collective trust funds are stated at estimated fair values which have been determined based on the unit values of the funds. The participant loans are valued at their outstanding balances, which approximate fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      (C) PAYMENT OF BENEFITS

              Benefits are recorded when paid.

      (D) USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (E) RECLASSIFICATIONS

              Amounts previously shown have been reclassified to conform to the current year presentation. These reclassifications had no effect on the previously reported net assets.

(3) INVESTMENTS

       The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 are as follows:

                                                                                    2004                 2003
                                                                            -------------------   -------------------
        Investments, at fair value:
          Dodge & Cox Stock Fund                                              $       5,374,229        2,596,779
          Federated Prime Obligations Fund                                            6,501,309        4,779,447
          Putnam International Equity Fund                                                   -         2,300,720
          The South Financial Group Unitized Stock Fund                              24,587,735       19,362,636
          Vanguard 500 Index Fund                                                     8,923,415        7,443,165




                                                                       Continued

                   The South Financial Group, Inc. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003


       During the years ended December 31, 2004 and 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $6,033,252 and $8,117,470, respectively, as follows:

                                                                    2004                 2003
                                                           -------------------   -------------------
       Investments, at fair value:
         Mutual funds                                       $      2,525,293            3,485,235
         Collective trust funds                                    3,507,959            4,632,235
                                                           -------------------   -------------------
                                                            $      6,033,252            8,117,470
                                                           ===================   ===================

(4) PARTY-IN-INTEREST TRANSACTIONS

       The Plan's records are maintained by American Pensions, Inc. (API), a subsidiary of the Plan Sponsor. Fees paid by the Plan for recordkeeping services amounted to $87,996 and $177,621 for the years ended December 31, 2004 and 2003, respectively.

       The Plan's assets are managed by Carolina First Bank, a subsidiary of the Plan Sponsor. Fees paid by the Plan for the investment management services amounted to $114,175 and $0 for the years ended December 31, 2004, and 2003, respectively.

       During the years ended December 31, 2004 and 2003, the Plan received dividends of $415,946 and $364,881, respectively, on its investment in common stock of the Employer.

(5) PROHIBITED TRANSACTION

       Pursuant to the Plan Document, the Plan Sponsor is allowed to charge the Plan for administrative fees, as long as the fees only include out-of-pocket expenses. During 2004 and 2003, the Plan Sponsor fees exceeded out-of-pocket expenses. In 2004 and 2003, the Plan Sponsor reimbursed the Plan $162,563 and $53,953, respectively, for fees received which were prohibited according to the provisions of ERISA and the Internal Revenue Code.

(6) INCOME TAX STATUS

       The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 12, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) PLAN MERGERS

       On July 16, 2004, the Plan Sponsor acquired CNB Florida Bancshares, Inc. As a result, the net assets available for benefits totaling $4,089,496 in the CNB Florida 401(k) Plan were merged into the Plan in 2004.

       On July 16, 2004, the Plan Sponsor acquired Florida Banks, Inc. As a result, the net assets available for benefits totaling $2,868,403 in the Florida Banks 401(k) Plan were merged into the Plan in 2004.

                                                                       Continued

                   The South Financial Group, Inc. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003


       During 2004, the Plan also received net assets available for benefits totaling $41,274 associated with mergers that occurred in previous years.

       Employees of Gardner Associates, Inc., which was acquired by the Plan Sponsor, were eligible to participate in the Plan effective October 1, 2002. The assets of the Gardner Associates Profit Sharing and 401(k) Plan totaling $677,144 were merged into the Plan in 2003.

       On December 31, 2002,  the Plan  Sponsor  acquired  Central Bank of Tampa
       (CBT). As a result, the net assets available for benefits totaling $732,441 in the CBT 401(k) Profit Sharing Plan were merged into the Plan effective January 1, 2003.

       On April 30, 2003,  the Plan Sponsor  acquired  American  Pensions,  Inc.
       (API). As a result, the net assets available for benefits totaling $341,364 in the API 401(k) Profit Sharing Plan were merged into the Plan effective May 1, 2003.

       On November 1, 2002, the Plan Sponsor acquired Rock Hill Bank and Trust. As a result, the net assets available for benefits totaling $272,004 in the Rock Hill 401(k) Profit Sharing Plan were merged into the Plan in 2003.

       On October 3, 2003, the Plan Sponsor acquired MountainBank. As a result, the net assets available for benefits totaling $1,335,628 in the MountainBank 401(k) Plan were merged into the Plan in 2003.

(8) RECONCILIATION OF FINANCIAL STATEMENTS

       The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to the respective Form 5500's:

                                                                                   2004                  2003
                                                                            -------------------   -------------------
       Net assets available for benefits per the financial statements         $    64,895,402           46,531,830
       Amounts allocated to withdrawing participants                                 (360,299)            (364,790)
                                                                            -------------------   -------------------
       Net assets available for benefits per the respective
         Form 5500's                                                          $    64,535,103            46,167,040
                                                                            ===================   ===================


       The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003, to the respective Form 5500's:

                                                                                    2004                  2003
                                                                            -------------------   -----------------
       Benefits paid to participants per the financial statements             $    6,465,882           4,261,647
       Add amounts allocated to withdrawing participants
         at December 31, 2004 and 2003                                               360,299             364,790
       Less amounts allocated to withdrawing participants
         at December 31, 2003 and 2002                                              (364,790)           (187,712)
                                                                            -------------------   -----------------
       Benefits paid to participants per the respective Form 5500's           $    6,461,391           4,438,725
                                                                            ===================   =================


                                                                       Continued

                   The South Financial Group, Inc. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 and 2003, but not yet paid as of that date.

(9) SUBSEQUENT EVENT

       On May 6, 2005, the Plan Sponsor  acquired Pointe  Financial  Corporation
       (PNTE). As a result, PNTE employees became eligible for the Plan. Any possible transfer of benefit plan assets will occur at an undetermined date after July 1, 2005.

       On June 6, 2005, the Plan Sponsor acquired Bowditch Insurance Corporation. As a result, pre-merger Bowditch employees became eligible for the Plan. Any possible transfer of benefit plan assets will occur at an undetermined date after July 1, 2005.

       The Plan changed its trustee from the Carolina First Trust Department to Matrix, a directed trustee, effective January 1, 2005.


                                                                                                                Schedule 1
                                       THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                    December 31, 2004

                             (b)                                 (c)
     (a)             Identity of issue,               Description of investment                                  (e)
    Party-            borrower, lessor,       including maturity date, rate of interest,        (d)            Current
 in-interest          or similar party            collateral, par or maturity value             Cost            value
---------------   --------------------------  ------------------------------------------   ---------------  ---------------
                                              Mutual funds:
                  American Funds                 Growth Fund of America                          **         $ 2,158,355
                  Dodge & Cox                    Balanced Fund                                   **           3,185,023
                  Dodge & Cox                    Stock Fund                                      **           5,374,229
                  Federated                      Prime Obligations Fund                          **           6,501,309
                  Managers                       Bond Fund                                       **           1,237,215
                  Royce                          Low-Priced Stock Fund                           **           1,435,891
                  Thompson Plumb                 Growth Fund                                     **           2,554,635
                  Thornburg                      International Value Fund                        **           3,124,034
                  Vanguard                       500 Index Fund                                  **           8,923,415
                  Vanguard                       Mid Cap Index Fund                              **           1,565,005
                  Vanguard                       Total Bond Market Fund                          **           1,138,634
                  Vanguard                       Wellesley Income Fund                           **           1,608,182
                                              Collective Trust Funds:
      *           The South Financial Group      Unitized Stock Fund                             **          24,587,735
      *           Participant loans           With interest rates ranging from 4% to 11.5%
                                                 and maturity dates ranging from 2005 to 2019                   933,590
                                                                                                            ------------
                                                                                                            $64,327,252
                                                                                                            ============
*              Indicates party-in-interest to the Plan.
**             Cost information has not been included in column (d) because all investments are participant directed.
See accompanying report of independent registered public accounting firm.

                                  EXHIBIT INDEX




Exhibit No.       Description                                                          Location
-----------       -----------                                                          --------
(23)              Consent of Independent Registered Public Accounting Firm             Filed herewith





















                                      B-1